Exhibit 99.1

Enerplus Announces Conference Call for 2018 Third Quarter Results

CALGARY, Oct. 9, 2018 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing its operating and financial results for the second quarter of 2018 at 4:00 AM MT (6:00 AM ET) on Friday, November 9th, 2018. A conference call hosted by Mr. Ian C. Dundas will be held at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are as follows:

Q3 Results Live Conference Call

Date:	Friday, November 9, 2018
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta) 1-888-390-0546 (Toll Free)
Conference ID:	05319137
Audiocast:	https://event.on24.com/wcc/r/1850900/FDCF5A6B9BA63518D1E2697B62639ED6

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-764-8677 1-888-390-0541 (Toll Free)
Passcode:	319137 #

Electronic copies of our 2018 interim and 2017 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2018/09/c6969.html

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW Calgary, Alberta, T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 17:30e 09-OCT-18